U.S. SECURITIES AND EXCHANGE COMMISSION
 ________                  Washington, D.C. 20549
|        |
| FORM 4 |         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
|________|
               Filed pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility Holding
 ___              Company Act of 1935 or Section 30(f) of the Investment
|   | Check this box           Company Act of 1940
|___| if no longer subject                            OMB Number:  3235-0287
      to Section 16. Form 4                           Expires:  Sept. 30, 1998
      or Form 5 obligations
      may continue. See in-
      struction 1(b).

 ____________________________________________________________________________
|1.Name and Address of |2.Issuer and Ticker|6. Relationship of Reporting     |
|  Reporting Person    |  or Trading Symbol|   Person to Issuer (check all   |
|                      | EcoScience        |   applicable)                   |
|                      | Corporation       | (x)Director  ( ) 10% Owner      |
|DeGiglio  Michael  A. | (ECSC)            | (x)Officer   ( ) Other          |
|______________________|___________________|                                 |
|(Last)    (First) (MI)|3.IRS or Social|     President & Chief Exec. Ofcr.   |
|                      |  Security     |_____________________________________|
|                      |  Number of Re-|4.Statement for|7.Individual or      |
|34 Blue Hills Drive   |  porting Per- |  Month/Year   |  Joint/Group Filing |
|______________________|  son (volun.) |               |XX Form filed by One |
|(Street)              |               |  1/97         |   Reporting Person  |
|                      |               |_______________|__ Form filed by     |
|Holmdel   NJ   07733  |               |5.If Amendment,|   More than One     |
|______________________|               |  Date of Ori- |   Reporting Person  |
|(City) (State) (Zip)  |               |  ginal        |                     |
|______________________|_______________|_______________|_____________________|
|                      | TABLE I - Non-Derivative Securities Acquired,       |
|                      |           Disposed of, or Beneficially Owned        |
|______________________|_____________________________________________________|
|                                                                            |
|1.Title of  |2.Trans-|3.Trans.|4.Securities     |5.Amount |6.Owner-|7.Nature|
|  Security  |  action|  action|  Acquired (A) or|  of Se- | ship   |  of In-|
|  (Instr. 3)|  Date  |  Code  |  Disposed of (D)|  curi-  | form:  |  direct|
|            | (Month/| (Instr.|  (Instr. 3, 4   |  ties   | Direct |  Bene- |
|            |  Day/  |  8)    |   and 5)        |  Benefi-| (D) or |  ficial|
|            |  Year) |________|_________________|  cially | Indi-  |  Owner-|
|            |        |    |   |      |(A)|      |  Owned  | rect   |  ship  |
|            |        |Code| V |Amount|or | Price|  End of | (I)    | (Instr.|
|            |        |    |   |      |(D)|      |  Month  |        |   4)   |
|____________|________|____|___|______|___|______|_________|________|________|
|            |        |    |   |      |   |      |         |        |        |
|Common Stock|        |    |   |      |   |      |34,398   | D      |        |
|____________|________|____|___|______|___|______|_________|________|________|
|            |        |    |   |      |   |      |         |        |By      |
|            |        |    |   |      |   |      |17,427   | I      |Spouse  |
|____________|________|____|___|______|___|______|_________|________|________|
|            |        |    |   |      |   |      |         |        |        |
|            |        |    |   |      |   |      |         |        |        |
|____________|________|____|___|______|___|______|_________|________|________|

Reminder: Report on separate line for each class of securities beneficially owned directly or indirectly/(Print or Type Responses)
*If the form is filed by more than one reporting person, see
 Instruction 4(b)(v)                                          SEC 1474 (7-96)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially
           Owned (e.g., puts, calls, warrants, options, convertible securities)

 ___________________________________________________________________________
|1.Title of Deri- |2.Con-   |3.Trans-|4.Trans-|5.Number of  |6. Date Exer-  |
|  vative Security|  version|  action|  action|  Derivative |   cisable     |
|  (Instr. 3)     |  or Ex- |  Date  |  Code  |  Securities |   and Expir-  |
|                 |  ercise | (Month/|  (Inst.|  Acquired   |   ation Date  |
|                 |  Price  |  Day/  |    8)  |  (A) or Dis-|   mo/day/yr   |
|                 |  of     |  Year) |        |  posed of   |_______________|
|                 |  Deri-  |        |        |  (D) (Instr.| Date  | Expi- |
|                 |  vative |        |        |  3, 4 and 5)| Exer- | ra-   |
|                 |  Secu-  |        |________|_____________| cis-  | tion  |
|                 |  rity   |        |    |   |       |     | able  | Date  |
|                 |         |        |Code| V | (A)   |(D)  |       |       |
|_________________|_________|________|____|___|_______|_____|_______|_______|
|                 |         |        |    |   |       |     |       |       |
|Option to        |$1.00    |1/8/97  | A  |   |100,000|     | *     |1/7/02 |
| Purchase        |         |        |    |   |       |     |       |       |
|_________________|_________|________|____|___|_______|_____|_______|_______|
|                 |         |        |    |   |       |     |       |       |
|                 |         |        |    |   |       |     |       |       |
|_________________|_________|________|____|___|_______|_____|_______|_______|
|                 |         |        |    |   |       |     |       |       |
|                 |         |        |    |   |       |     |       |       |
|_________________|_________|________|____|___|_______|_____|_______|_______|


Continuation of Table II.

            ______________________________________________________________
           |7. Title and Amount|8. Price|9. Number|10. Owner- |11. Nature |
           |   of Underlying   |   of   |   of De-|    ship   |    of In- |
           |   Securities      |   Deri-|   riva- |    Form of|    direct |
           |   (Instr. 3 and 4)|  vative|   tive  |    Deriv. |    Bene-  |
           |                   |   Secu-|   Secu- |    ative  |    ficial |
           |___________________|   rity |   rities|    Securi-|    Owner- |
           |           | Amount|  (Inst.|   Bene. |    ty: Di-|    ship   |
           |           | or    |   5)   |   Owned |    rect(D)|    (Instr.|
           |   Title   | Number|        |   at End|    or In- |    4)     |
           |           | of    |        |   of    |    direct |           |
           |           | Shares|        |   Month |    (I)    |           |
           |___________|_______|________|_________|___________|___________|
           |           |       |        |         |           |           |
           | Common    |100,000|        |100,000  |     D     |           |
           | Stock     |       |        |         |           |           |
           |___________|_______|________|_________|___________|___________|
           |           |       |        |         |           |           |
           |           |       |        |         |           |           |
           |___________|_______|________|_________|___________|___________|
           |           |       |        |         |           |           |
           |           |       |        |         |           |           |
           |___________|_______|________|_________|___________|___________|

Explanation of Responses:
* Exercisable as follows: 25% vest as of 01/07/97; the balance vests in equal monthly installments for the 24-month period following the date of grant.


                                      /s/ Michael A. DeGiglio       10/20/97
                                      ____________________________  ________
                                      **Signature of Reporting        Date
                                        Person
**Intentional misstatements or omissions
  of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
                                                                       Page 2
                                                               SEC 1474 (7-96)